UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period January 1, 2021 to September 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.
401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
1001 Noble Energy Way
Houston, Texas 77070

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee and Plan Participants
Noble Energy, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. 401(k) Plan (the Plan) as of September 30, 2021 and December 31, 2020, and the related statement of changes in net assets available for benefits for the period January 1, 2021 to September 30, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2021 and December 31, 2020, and the changes in net assets available for benefits for the period January 1, 2021 to September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of delinquent participant contributions for the period ended September 30, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.
We have served as the Plan’s auditor since 2015.

Houston, Texas
February 10, 2022

Noble Energy, Inc. 401(K) Plan
Statements of Net Assets Available for Benefits

	September 30, 2021	December 31, 2020
Assets
Investments, at fair value (Note 3)	$—	$537,965,061
Receivables
Employer's contributions	—	14,252,426
Notes receivable from participants	—	6,086,508
Total receivables	—	20,338,934
Net Assets Available for Benefits	$—	$558,303,995

The accompanying notes are an integral part of these financial statements.

Noble Energy, Inc. 401(K) Plan
Statement of Changes in Net Assets Available for Benefits

Period January 1, 2021 to
September 30, 2021
Additions
Investment Income
Net appreciation in fair value of investments	$55,030,082
Dividends	3,655,266
Interest from other investments	239,758
Net Investment Income	58,925,106
Interest income on notes receivable from participants	206,400
Contributions
Participants	10,901,009
Rollover	545,662
Employer, net of forfeitures	5,934,098
Total Contributions	17,380,769
Total Additions	76,512,275
Deductions
Benefits paid to participants	100,281,296
Administrative expenses	12,601
Total Deductions	100,293,897

Net Decrease in Net Assets Available for Benefits Before Transfer	(23,781,622)

Transfer to Chevron Employee Savings Investment Plan	(534,522,373)

Net Decrease in Net Assets Available for Benefits After Transfer	(558,303,995)

Net Assets Available for Benefits
Beginning of year	558,303,995
End of year	$—

The accompanying notes are an integral part of these financial statements.

Noble Energy, Inc. 401(K) Plan
Notes to the Financial Statements

Note 1. Description of the Plan
The following description of the Noble Energy, Inc. 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Noble Energy, Inc. 401(K) Plan is a defined contribution plan covering certain employees of Noble Energy, Inc. and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Acquisition
On July 20, 2020, Chevron Corporation (Chevron) and the Company entered into an Agreement and Plan of Merger (the Merger Agreement) by and among Chevron, Chelsea Merger Sub Inc., a direct, wholly-owned subsidiary of Chevron (Merger Sub), and the Company, pursuant to which, effective as of October 5, 2020, Merger Sub merged with and into Noble Energy (the Merger), with Noble Energy continuing as the surviving corporation and a direct, wholly-owned subsidiary of Chevron. Pursuant to the Merger Agreement, Chevron assumed the Plan and acquired all of the outstanding shares of the Company in exchange for 0.1191 of a share of Chevron common stock for each share of Company common stock.
Merger or Transfer and Plan Termination
The Plan will not be merged or consolidated with, nor shall any assets or liabilities of the Plan be transferred to, any other plan unless each Participant would receive (if the Plan then terminated) a benefit immediately after the merger, consolidation, or transfer which is equal to or greater than the benefit that each participant would have been entitled to receive immediately before the merger, consolidation, or transfer (if the Plan had then terminated).
The right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).
Effective September 30, 2021, the Plan, including all assets and liabilities, were merged into and with the Chevron Employee Savings Investment Plan (the Plan Merger) with participants of the Plan becoming participants in the Chevron Employee Savings Investment Plan.
Contributions
Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their base compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $19,500 in 2021 and 2020. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s base compensation and is funded subsequent to each pay period. Participants who are age 50 or older at the end of the calendar year are eligible to defer additional catch-up contributions, subject to certain IRS limits ($6,500 in 2021 and 2020). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.
The Company also makes an annual profit sharing contribution to participants who are employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s base compensation, including overtime, while a covered employee during that year:

	Percentage of Base Compensation while a Covered Employee that was Below the Social Security	Percentage of Base Compensation while a Covered Employee that was Above the Social Security
Age of Participant	Wage Base	Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%

In 2013, the Company terminated its defined benefit plan. As a result, the Plan was amended so that former participants of the defined benefit plan would be eligible to receive profit sharing contributions beginning in 2014. In addition, the Plan was also

Noble Energy, Inc. 401(K) Plan
Notes to the Financial Statements
amended to provide transition contributions, beginning in 2014, for eligible employees who were part of the Company's defined benefit plan. Those employees that were participants in the defined benefit plan that have less than 20 years of service with the Company will receive an additional 6% contribution (Transition Contribution) each year employed by the Company for the lesser of 10 years or until the employee reaches 20 years of service.
Participant Account
Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into various mutual funds, Noble Energy (until October 4, 2020 and thereafter Chevron) common stock, and a common collective trust fund. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their pretax contributions, transition contributions, and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Vested
Period of Service Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%

Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Vested
Period of Service Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%

The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.
The Plan provides for the full vesting of accounts if an employee is terminated as part of a Company designated reduction in force event or change in control. During 2021 and 2020, the Company experienced designated reduction in force events and pursuant to the Plan, all active participants of the Plan that were terminated as a result of the events were made fully vested, if they were not already fully vested.
Benefits Paid to Participants
Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.
Notes Receivable from Participants
A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2020 ranged from 3.25% to 5.50% and loans are required to be repaid within five years through payroll deductions. Maturity dates on loans outstanding as of December 31, 2020 ranged from January 6, 2021 to December 22, 2025. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.
Plan Administration
The Plan is administered by the Committee. The investment options available under the Plan (other than Chevron common stock) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust

Noble Energy, Inc. 401(K) Plan
Notes to the Financial Statements
Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the record keeper.
Common Stock Voting Rights
Each participant is entitled to exercise voting rights attributable to the Noble Energy (until October 4, 2020 and thereafter Chevron) common stock in his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.
Investments in Chevron Common Stock
In early 2020, the Plan was amended that effective January 1, 2021, participants will no longer be able to invest new dollars through contributions or transfer existing dollars into Chevron common stock. Participants, however, will be able to maintain any existing balances in Chevron common stock.
Note 2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Employee Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value. See Note 3. Fair Value Measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses on investments sold during the year as well as appreciation of the investments held at the end of the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document. No allowance for credit losses has been recorded as of September 30, 2021 and December 31, 2020.
Expenses of the Plan
Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. At the discretion of the Company, all other administrative expenses or fees are paid by either the Plan or the Company. Investment related expenses are included in net appreciation in fair value of investments.
Benefit Payments
Benefits are recorded as paid.
Forfeitures
When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of September 30, 2021 and December 31, 2020 was $125 and $40,325, respectively. Certain forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce contributions were $380,203 in 2021.
Note 3. Fair Value Measurements

Noble Energy, Inc. 401(K) Plan
Notes to the Financial Statements
US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:
Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, and common stock. The fair values are based on quoted market prices. Other investments classified as Level 1 include corporate and government bonds, and other investments classified as Level 2 include rights, warrants, options and other units.
Common collective trust funds – The Fidelity Managed Income Portfolio II fund is valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.
Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement
September 30, 2021 (1)
Mutual Funds	$—	$—	$—	$—
Chevron Common Stock	—	—	—	—
Money Market Funds	—	—	—	—
Total Assets in the Fair Value Hierarchy	$—	$—	$—	$—
Investments Measured at Net Asset Value:
Common Collective Trust Funds				—
Total Investments, at Fair Value				$—

December 31, 2020
Mutual Funds	$492,035,065	$—	$—	$492,035,065
Noble Energy Common Stock	16,049,300	—	—	16,049,300
Money Market Funds	171,217	—	—	171,217
Total Assets in the Fair Value Hierarchy	$508,255,582	$—	$—	$508,255,582
Investments Measured at Net Asset Value:
Common Collective Trust Funds				29,709,479
Total Investments, at Fair Value				$537,965,061
(1) Investment fair value is zero as a result of the Plan Merger.
Note 4. Investments
During 2021 and 2020, the Plan held an interest in the Fidelity Managed Income Portfolio II fund. This fund is a common collective trust fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which

Noble Energy, Inc. 401(K) Plan
Notes to the Financial Statements
among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. This fund invests in investment contracts issued by insurance companies and other financial institutions (wraps), fixed income securities, and money market funds. The fair value of the fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrap contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities. As of September 30, 2021 and December 31, 2020, there were no reserves against the wrap contracts’ carrying values due to minimal credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II fund. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II fund or the administration of the Fidelity Managed Income Portfolio II fund, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
As a result of the Plan Merger, none of the Plan’s net assets were invested in Chevron common stock as of September 30, 2021 and approximately 3% of the Plan’s net assets were invested in Chevron common stock as of December 31, 2020.
Note 5. Tax Status
The IRS has determined and informed the Company by a letter dated August 13, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6. Party-in-Interest Transactions
The Plan allows for investment in Chevron common stock. The Company is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions. Total net assets invested in Chevron common stock were $0 and $16,049,300 as of September 30, 2021 and December 31, 2020, respectively.
The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. Total net assets invested in Fidelity funds and cash accounts were $0 and $339,796,909 as of September 30, 2021 and December 31, 2020, respectively.
The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.
Note 7. Risks and Uncertainties
The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The global outbreak of the Coronavirus (COVID-19), which was declared a pandemic by the World Health Organization in March 2020, has led to significant volatility in financial markets. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments, including the duration of the pandemic and the pace of economic recovery.
Note 8. Subsequent Events
Plan Management’s Review of Subsequent Events
The Plan has evaluated subsequent events through February 10, 2022, the date the financial statements were available to be issued.

Noble Energy, Inc. 401(K) Plan
EIN: 73-0785597 Plan #002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Period Ended September 30, 2021

		Total That Constitute Nonexempt Prohibited Transactions
		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan
Check here if late participant loan contributions are included	X
2020 participant contribution transferred late to the Plan		$183	$—	$—	$—
2019 participant contribution transferred late to the Plan		$18,476

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. 401(K) PLAN

Date:	February 10, 2022	By: /s/ Beth A. Claar
Beth A. Claar
Chair, Chevron Employee Savings Investment Plan